Exhibit 99.1

AUDIOCODES LTD.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2014

IN U.S. DOLLARS

UNAUDITED

INDEX

Page

Interim Condensed Consolidated Balance Sheets	2 - 3

Interim Condensed Consolidated Statements of Operations	4

Interim Condensed Consolidated Statements of Comprehensive Income (Loss)	5

Interim Condensed Statements of Changes in Equity	6

Interim Condensed Consolidated Statements of Cash Flows	7 - 8

Notes to Interim Condensed Consolidated Financial Statements	9 - 17

- - - - - - - - - - -

1

AUDIOCODES LTD.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2014	2013
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$18,201	$30,763
Short-term and restricted bank deposits	8,101	9,101
Short-term marketable securities and accrued interest	535	15,706
Trade receivables (net of allowance for doubtful accounts of $ 2,363 (unaudited) and $ 2,347 at June 30, 2014 and December 31, 2013, respectively)	30,794	26,431
Other receivables and prepaid expenses	6,220	3,922
Deferred tax assets, net	2,283	2,277
Inventories	14,045	13,811

Total current assets	80,179	102,011

LONG-TERM ASSETS:
Long-term and restricted bank deposits and accrued interest	5,382	6,697
Long-term marketable securities	59,582	-
Deferred tax assets, net	3,888	4,855
Severance pay funds	19,579	19,549

Total long-term assets	88,431	31,101

PROPERTY AND EQUIPMENT, NET	2,959	3,191

INTANGIBLE ASSETS, NET	3,574	4,252

GOODWILL	33,749	33,749

Total assets	$208,892	$174,304

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

2

AUDIOCODES LTD.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except per share data

	June 30,	December 31,
	2014	2013
	Unaudited	Audited
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term loan and current maturities of long-term bank loans	$4,686	$4,686
Trade payables	7,761	7,215
Senior convertible notes	53	353
Other payables and accrued expenses	18,887	17,958
Deferred revenues	9,872	6,940

Total current liabilities	41,259	37,152

LONG-TERM LIABILITIES:
Accrued severance pay	19,689	19,845
Long-term banks loans	7,448	9,791
Deferred revenues and other liabilities	2,839	2,707

Total long-term liabilities	29,976	32,343

COMMITMENTS AND CONTINGENT LIABILITIES

EQUITY:
Share capital -
Ordinary shares of NIS 0.01 par value -
Authorized: 100,000,000 shares at June 30, 2014 and December 31, 2013; Issued: 54,647,213 shares at June 30, 2014 and 50,090,696 shares at December 31, 2013; Outstanding: 43,290,506 shares at June 30, 2014 and 38,733,989 shares at December 31, 2013	128	114
Additional paid-in capital	234,406	201,248
Treasury stock at cost- 11,356,707 shares as of June 30, 2014 and December 31, 2013	(35,768)	(35,768)
Accumulated deficit	(61,109)	(60,785)

Total equity	137,657	104,809

Total liabilities and equity	$208,892	$174,304

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

3

AUDIOCODES LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Six months ended June 30,
	2014	2013
	Unaudited
Revenues:
Products	$57,917	$53,712
Services	15,600	12,243

Total revenues	73,517	65,955

Cost of revenues:
Products	26,193	24,706
Services	3,961	3,104

Total cost of revenues	30,154	27,810

Gross profit	43,363	38,145

Operating expenses:
Research and development, net	16,228	14,280
Selling and marketing	22,895	18,956
General and administrative	3,716	4,116

Total operating expenses	42,839	37,352

Operating income	524	793
Financial income (expenses), net	102	(122)

Income before taxes on income	626	671
Income tax expenses, net	(950)	(138)
Equity in losses of affiliated company, net	-	(21)

Net income (loss)	$(324)	$512

Basic net earnings (loss) per share	$(0.01)	$0.01
Diluted net earnings (loss) per share	$(0.01)	$0.01

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

4

AUDIOCODES LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Six months ended June 30,
	2014	2013
	Unaudited

Net income (loss)	$(324)	$512

Other comprehensive income (“OCI”), related to:
Gain on derivatives recognized in OCI	-	934
Gain on derivatives (effective portion) recognized in income	-	(891)
Other comprehensive income, related to unrealized gains on cash flow hedges	-	43

Total comprehensive income (loss)	$(324)	$555

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

5

AUDIOCODES LTD.

INTERIM CONDENSED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands

				Accumulated
		Additional		other
	Share	paid-in	Treasury	comprehensive	Accumulated	Total
	capital	capital	stock	income (loss)	deficit	equity
Balance as of December 31, 2012 (audited)	112	197,653	(35,768)	1,303	(65,003)	98,297
Issuance of shares upon exercise of options (audited)	2	1,894	-	-	-	1,896
Stock compensation related to options granted to employees (audited)	-	1,701	-	-	-	1,701
Other comprehensive loss (audited)	-	-	-	(1,303)	-	(1,303)
Net income (audited)	-	-	-	-	4,218	4,218
Balance as of December 31, 2013 (audited)	$114	$201,248	$(35,768)	$-	$(60,785)	$104,809

Issuance of shares upon exercise of options (unaudited)	2	2,110	-	-	-	2,112
Stock compensation related to options granted to employees (unaudited)	-	1,316	-	-	-	1,316
Issuance of ordinary shares (unaudited)	12	29,732	-	-	-	29,744
Net loss (unaudited)	-	-	-	-	(324)	(324)
Balance as of June 30, 2014 (unaudited)	$128	$234,406	$(35,768)	$-	$(61,109)	$137,657

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

6

AUDIOCODES LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2014	2013
	Unaudited
Cash flows from operating activities:

Net income (loss)	$(324)	$512
Adjustments required to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	1,629	1,379
Amortization of marketable securities premiums and accretion of discounts, net	195	192
Equity in losses of affiliated companies, net and interest on loans to affiliate company	-	21
Stock-based compensation expenses	1,316	717
Decrease in accrued interest on loans, convertible notes, marketable securities, bank deposits and structured notes	159	52
Decrease in deferred tax assets, net	961	-
Increase in trade receivables, net	(4,363)	(2,229)
Increase in other accounts receivable and prepaid expenses	(2,364)	(736)
Decrease (increase) in inventories	(234)	3,331
Increase (decrease) in trade payables	546	(535)
Increase in other accounts payable and accrued expenses	953	726
Increase in deferred revenues	3,273	3,200
Increase (decrease) in accrued severance pay, net	(186)	114

Net cash provided by operating activities	1,561	6,744

 The accompanying notes are an integral part of the interim condensed consolidated financial statements.

7

AUDIOCODES LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2014	2013
	Unaudited
Cash flows from investing activities:

Purchase of marketable securities	(60,170)	-
Proceeds from redemption of marketable securities upon maturity	15,390	4,000
Decrease (increase) short-term deposits	1,000	(269)
Investment in affiliated company	-	(1,211)
Proceeds from redemption of long-term bank deposits	1,381	1,312
Purchase of property and equipment	(719)	(673)

Net cash provided by (used in) investing activities	(43,118)	3,159

Cash flows from financing activities:

Repayment of senior convertible notes	(285)	-
Repayment of long-term bank loans	(2,343)	(5,343)
Consideration related to acquisition of NSC non- controlling interest	-	(515)
Proceeds from issuance of shares upon exercise of stock options and warrants	2,112	210
Proceeds from issuance of shares, net of issuance cost in the amount of $ 2,456 (unaudited)	29,744	-
Consideration related to payment of acquisition of Mailvision	(233)	-

Net cash provided by (used in) financing activities	28,995	(5,648)

Increase (decrease) in cash and cash equivalents	(12,562)	4,255
Cash and cash equivalents at the beginning of the period	30,763	15,219

Cash and cash equivalents at the end of the period	$18,201	$19,474

Supplemental disclosure of cash flow activities:

Cash paid during the period for income taxes	$185	$172

Cash paid during the period for interest	$229	$320

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

8

AUDIOCODES LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.	Business overview:

AudioCodes Ltd. (the "Company") and its subsidiaries (together the "Group") design, develop and market products and services for voice, data and video over IP networks to service providers and channels (such as distributors), OEMs, network equipment providers and systems integrators.

The Company operates through its wholly-owned subsidiaries in the United States, Europe, Asia, Latin America and Israel.

b.	The Group's major customer in the six months ended June 30, 2014, and 2013, accounted for 14.3% (unaudited) and 17.7% (unaudited) of the Group's revenues in those periods, respectively. No other customer accounted for more than 10% of the Group's revenues in those periods.

c.	Asset Purchase Agreement with Mailvision Ltd ("Mailvision"):

In April 2013, the Company entered into an asset purchase agreement with Mailvision, an Israeli company which develops, markets and licenses VoIP solutions for mobile, PC and tablet devices for telecom operators and service providers, in which the Company held 29.2% of the outstanding share capital. Pursuant to the agreement, in May 2013, the Company acquired certain assets and assumed certain liabilities of Mailvision.

The purchase agreement provides that, under certain limited circumstances, if the Company were to sell the acquired assets and assumed liabilities of Mailvision to a third party prior to May 2014, the proceeds from such sale in excess of a specified amount would be payable to Mailvision, and, if the purchase price offered by a third party prior to May 2014 exceeds a specified amount, subject to a number of conditions, the Company would be required to sell the acquired assets and assumed liabilities (the "Sale Option"). In May 2014, the Sale Option expired. In addition, the Company paid the liability with respect to the commitment for future payment in the amount of $ 233 (unaudited). (See also Note 5 for changes in the fair value of contingent consideration liabilities related to Mailvision's acquisition).

d.	The Group is dependent upon sole source suppliers for certain key components used in its products, including certain digital signal processing chips. Although there are a limited number of manufacturers of these particular components, management believes that other suppliers could provide similar components at comparable terms. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which could adversely affect the operating results of the Group and its financial position.

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AUDIOCODES LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the annual financial statements of the Company as of December 31, 2013, are applied consistently in these financial statements. For further information refer to the consolidated financial statements as of December 31, 2013.

a.	Interim financial statements:

The interim condensed consolidated balance sheet as of June 30, 2014 and the related interim condensed consolidated statements of operations, comprehensive income (loss) and cash flows for the six months ended June 30, 2014 and 2013, and the statement of equity for the six months ended June 30, 2014, are unaudited. This unaudited information has been prepared by the Company in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for interim financial statements, and on the same basis as the audited annual consolidated financial statements and in management's opinion, reflects all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the financial information, in accordance with generally accepted accounting principles, for interim financial reporting for the periods presented and accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for audited financial statements. However, the Company believes that the disclosures are adequate to make the information presented not misleading. These Interim Condensed Consolidated Financial Statements should be read in conjunction with the 2013 Annual Consolidated Financial Statements and the notes thereto. The Interim Condensed Consolidated Balance Sheet Data as of December 31, 2013 was derived from the 2013 Annual Consolidated Financial Statements, but does not include all disclosures required by U.S. GAAP.

b.	Use of estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. As applicable to these interim condensed consolidated financial statements, the most significant estimates and assumptions relate to revenue recognition and allowance for sales returns, allowance for doubtful accounts, inventories, intangible assets, goodwill, income taxes and valuation allowance, stock-based compensation and contingent liabilities and certain liabilities related to the acquisition of Mailvision. Actual results could differ from those estimates.

c.	New accounting guidance recently adopted:

In July 2013, the Financial Accounting Standards Board ("FASB") issued ASU 2013-11, Topic 740, " Income Taxes", which limits the situations in which unrecognized tax benefits are offset against a deferred tax asset for a net operating loss carryforward, similar tax loss or tax credit carryforward. The relevant presentation and disclosures have been applied retrospectively for all periods presented.

10

AUDIOCODES LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

d.	Impact of recently issued accounting standard not yet adopted:

In May 2014, the FASB issued Accounting Standards Update No. 2014-09 (ASU 2014-09) "Revenue from Contracts with Customers." ASU 2014-09 supersedes the revenue recognition requirements in “Revenue Recognition (Topic 605)”, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is not permitted. The Company is currently in the process of evaluating the impact of the adoption of ASU 2014-09 on its consolidated financial statements.

NOTE 3:-	MARKETABLE SECURITIES AND ACCRUED INTEREST

The following is a summary of held to maturity marketable securities:

	December 31, 2013
	Amortized	Unrealized	Fair
	cost	gains	Value
	Audited
Corporate debentures:

Maturing within one year	$15,438	$35	$15,473
Accrued interest	268	-	268

	$15,706	$35	$15,741

	June 30, 2014
	Amortized	Unrealized	Unrealized	Fair
	cost	gains	losses	Value
	Unaudited
Corporate debentures:
Maturing between one to five years	$59,582	$27	$(220)	$59,389
Accrued interest	535	-	-	535

	$60,117	$27	$(220)	$59,924

These investments were issued by highly rated corporations. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost of the Company's investment. As of June 30, 2014 and December 31, 2013, the Group did not have any investment in marketable securities that was in an unrealized loss position for twelve months period or greater. Since the Company had the ability and intent to hold these investments until an anticipated recovery of fair value, which may be until maturity, the Company did not consider these investments to be other-than-temporarily impaired as of June 30, 2014. Unrealized gains (losses) are valued using alternative pricing sources and models utilizing market observable inputs.

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AUDIOCODES LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	INVENTORIES

	June 30,	December 31,
	2014	2013
	Unaudited	Audited

Raw materials	$6,417	$5,931
Finished products	7,628	7,880

	$14,045	$13,811

In the six months ended June 30, 2014 and 2013, the Group wrote-off inventories in a total amount of $ 60 (unaudited) and $ 561 (unaudited), respectively.

NOTE 5:-	FAIR VALUE MEASUREMENTS

In accordance with ASC No. 820, the Group measures its foreign currency derivative instruments, its contingent consideration to NSC's former shareholders and its contingent consideration to Mailvision, at fair value. Investments in foreign currency derivative instruments are classified within Level 2 value hierarchy. This is because these assets are valued using alternative pricing sources and models utilizing market observable inputs. The contingent consideration to NSC's former shareholders and the Earn Out and the Sale Option provided to Mailvision are classified within Level 3 value hierarchy because these liabilities are based on present value calculations and an external valuation models whose inputs include market interest rates, estimated operational capitalization rates and volatilities. Unobservable inputs used in these models are significant.

The Group's financial assets and liabilities measured at fair value on a recurring basis, consisted of the following types of instruments as of the following dates:

	December 31, 2013
	Fair value measurements using input type
	Level 2	Level 3	Total
	Audited

Contingent consideration related to Mailvision's acquisition	$-	$(556)	$(556)

Total Financial liability	$-	$(556)	$(556)

	June 30, 2014
	Fair value measurements using input type
	Level 2	Level 3	Total
	Unaudited
Contingent consideration related to Mailvision's acquisition	$-	$(459)	$(459)

Total Financial liability	$-	$(459)	$(459)

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AUDIOCODES LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	FAIR VALUE MEASUREMENTS (Cont.)

Fair value measurements using significant unobservable inputs (Level 3):

Balance at January 1, 2014 (audited)	$(556)
Adjustment due to time change value (unaudited)	97

Balance at June 30, 2014 (unaudited)	$(459)

NOTE 6:-	SENIOR CONVERTIBLE NOTES

In November 2004, the Company issued an aggregate of $ 125,000 principal amount of its 2% Senior Convertible Notes due November 9, 2024 (the "Notes"). As of December 31, 2013, there was $ 353 (audited) in principal amount of the Notes outstanding. In January 2014, the Company repurchased Notes in the principal amount of $300 (unaudited).

NOTE 7:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company's facilities are rented under several lease agreements in Israel, Europe and the U.S. for periods ending in 2024.

As of June 30, 2014, future minimum rental commitments under non-cancelable operating leases are as follows:

Year ending June 30,
Unaudited
2015	$6,708
2016	6,442
2017	6,571
2018	6,414
2019 and on	33,571

Total minimum lease payments *)	$59,706

*)	Minimum payments have been reduced by minimum sublease rental of $ 1,218 (unaudited) due in the future under non-cancelable subleases.

In connection with the Company's offices lease agreement in Israel, the lessor has a lien of approximately $ 5,500 (unaudited) which is included in short-term and restricted bank deposits.

Rent expenses for the six months ended June 30, 2014 and 2013, were approximately $ 3,150 (unaudited) and $ 2,591 (unaudited), respectively.

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AUDIOCODES LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

b.	Inventory commitments:

The Company is obligated under certain agreements with its suppliers to purchase specified items of excess inventory. Non-cancelable obligations as of June 30, 2014, were $ 13,547 (unaudited).

c.	Royalty commitment to the Office of the Chief Scientist of the Israeli Ministry of Economy ("OCS"):

As of June 30, 2014 and December 31, 2013 , the Company and its Israeli subsidiaries have a contingent obligation to pay royalties in the amount of $ 36,058 (unaudited) and $ 34,034 (audited), respectively.

As of June 30, 2014 and December 31, 2013, the Company and its Israeli subsidiaries have paid or accrued royalties to the OCS in the amount of $ 2,733 (unaudited) and $ 2,408 (audited), respectively, which was recorded as cost of revenues.

d.	Legal proceedings:

1.	In January 2013, one of the Company’s former senior executives sent a letter of demand claiming an amount of NIS 4 million (approximately $ 1,200) relating to the termination of his employment (the "Letter"). The Company has denied his allegations and believes that it has valid defenses to this claim. In May 2014, the former senior executive filed a claim to court with similar allegations to those described in the Letter. The Company believes it has good grounds to contest the claim. At this early stage, the Company cannot predict the outcome of this claim.

2.	In February 2013, a patent infringement action was commenced against AudioCodes Inc. and other defendants, in Federal Court in California alleging that AudioCodes Inc. infringed the plaintiff’s intellectual property rights in one patent. One of the other defendants is a customer of the Group that has informed the Group that it believes it is entitled to indemnification from the Group with respect to this litigation. AudioCodes Inc. has filed an answer to the complaint and the parties have exchanged a first set of discovery requests. The parties are currently negotiating a settlement. The Group recorded an appropriate provision for this claim.

3.	In May 2013, the Company received letters from two of its customers who have been sued for alleged patent infringement. The customers may seek to be indemnified by the Company. At this early stage, the Company cannot predict the outcome of these demands.

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AUDIOCODES LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

4.	In October 2013, the Company filed a claim against a customer and one of its employees in Hong Kong for damages in connection with a breach of a supply agreement, infringement of intellectual property and breach of confidentiality. In January 2014, a counterclaim was filed by that customer against the Company for an indeterminate amount. At this early stage, the Company cannot predict the outcome of this counterclaim.

5.	In November 2013, a former employee filed a claim against the Company’s subsidiary in Brazil alleging that he is entitled to approximately $ 600 as a result of the termination of his employment by the subsidiary. The Group believes that it has valid defenses to the claim and a provision is not required.

6.	In February 2014, the Company received a letter offering a license to some or all of the patent portfolio of the demanding Company (suggesting alleged infringement of patents if a license is not obtained). At this early stage, the Company cannot predict the outcome of these demands.

NOTE 9:-	SHAREHOLDERS EQUITY

Issuance of ordinary shares:

On March 10, 2014, the Company sold in a public offering 4,025,000 (unaudited) of its ordinary shares, including 525,000 (unaudited) shares sold pursuant to the underwriters’ full exercise of their over-allotment option, at a price of $ 8.00 per share. The Company’s net proceeds from this offering were approximately $ 29,744 (unaudited), after deducting underwriting discounts, commissions and other offering expenses in the total amount of $ 2,456 (unaudited).

NOTE 10:-	BASIC AND DILUTED NET EARNINGS (LOSS) PER SHARE

	Six months ended June 30,
	2014	2013
	Unaudited
Numerator:

Net earnings (loss) available to ordinary shareholders	$(324)	$512

Denominator:

Denominator for basic earnings per share - weighted average number of ordinary shares, net of treasury stock	41,599,731	38,034,532
Effect of dilutive securities:
Employee stock options	*)-	580,560
Senior convertible notes	**)-	*)-

Denominator for diluted net earnings per share - adjusted weighted average number of shares	41,599,731	38,615,092

*)	Antidilutive.

**) Insignficant.

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AUDIOCODES LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	DERIVATIVE INSTRUMENTS

As of June 30, 2014 and December 31, 2013, there was no deferred gain associated with cash flow hedges recorded in other comprehensive income.

The Group entered into forward contracts to hedge the fair value of assets denominated in New Israeli Shekels that did not meet the requirement for hedge accounting. The Group measured the fair value of the contracts in accordance with ASC No. 820 at level 2. The net gain (loss) recognized in "financial and other expenses, net" during the six months ended June 30, 2014 and 2013 was $ 165 (unaudited) and $ (58) (unaudited), respectively.

As of June 30, 2014 and December 31, 2013, the Group did not hold any outstanding foreign exchange forward or option collar (cylinder).

The effect of derivative instruments in cash flow hedging relationship on income for the six months ended June 30, 2013 is $ 934 (unaudited) gain recognized in OCI and $ 891 (unaudited) gain recognized in income as a decrease to operating expenses (effective portion).

NOTE 12:-	GEOGRAPHIC INFORMATION

a.	Summary information about geographic areas:

The Group manages its business on a basis of one reportable segment (see Note 1 for a brief description of the Group's business). The data is presented in accordance with ASC 280, "Segment Reporting". Revenues in the table below are attributed to geographical areas based on the location of the end customers.

The following presents total revenues for the six months ended June 30, 2014 and 2013.

	Six months ended June 30,
	2014	2013
	Unaudited

Israel Israel	$4,483	$3,858
Americas	37,170	34,629
Europe	21,093	17,572
Far East	10,771	9,896

	$73,517	$65,955

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AUDIOCODES LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	GEOGRAPHIC INFORMATION (Cont.)

The following presents long-lived assets as of June 30, 2014 and December 31, 2013.

	June 30, 2014	December 31, 2013
	Unaudited	Audited

Israel	$2,746	$2,941
Americas	126	147
Europe	54	74
Far East	33	29

	$2,959	$3,191

b.	Product lines:

Total revenues from external customers divided on the basis of the Company's product lines are as follows:

	Six months ended June 30,
	2014	2013
	Unaudited

Technology	$9,414	$10,454
Networking	64,103	55,501

	$73,517	$65,955

NOTE 13:-	SUBSEQUENT EVENT

In August 2014, the Company’s Board of Directors approved a share repurchase plan pursuant to which the Company is authorized to repurchase up to $ 3,000 of the Company's ordinary shares. In addition, the Company intends to apply to the court in Israel for authorization to repurchase an additional amount of ordinary shares for an aggregate purchase price of between $ 10,000 to $ 15,000.

- - - - - - - - - - - - - - - - - - - - -

17